UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           Brigham Exploration Company
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    109178103
                                    ---------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   109178103                                          Page 2 of 8 pages
            ---------


--------------------------------------------------------------------------------
1        Name of Reporting Person            General Atlantic Partners III, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box           (a) [X]
         if a Member of a Group              (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                2,807,143
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           2,807,143

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,807,143

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      22.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.   109178103                                          Page 3 of 8 pages
            ---------

--------------------------------------------------------------------------------
1.   Name of Reporting Person             GAP III Investors, Inc.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                2,807,143
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           2,807,143

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,807,143

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      22.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             CO

--------------------------------------------------------------------------------

CUSIP NO.   109178103                                          Page 4 of 8 pages
            ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP-Brigham Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                2,807,143
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           2,807,143


--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         2,807,143

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      22.9%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.   109178103                                          Page 5 of 8 pages
            ---------

Item 1.

       (a)        Name of Issuer

                  Brigham Exploration Company

       (b)        Address of Issuer's Principal Executive Offices

                  6300 Bridgepoint Parkway
                  Bldg. 2, Suite 500
                  Austin, Texas  78730

Item 2.

       (a)        Names of Persons Filing

                  General Atlantic Partners III, L.P. ("GAP LP")
                  GAP III Investors, Inc. ("GAP III")
                  GAP-Brigham Partners, L.P. ("GAP-Brigham" and, together with GAP LP and GAP III, the "Reporting Persons")

       (b)        Address of Principal Business Office

                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza
                  Greenwich, CT 06830

       (c)        Citizenship

                  GAP LP - Delaware
                  GAP III - Delaware
                  GAP-Brigham - Delaware

       (d)        Title of Class Securities

                  Common Stock, par value $.01 per share (the "Shares")

       (e)        CUSIP Number

                  109178103

CUSIP NO.   109178103                                          Page 6 of 8 pages
            ---------


Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).


Item 4. As of December 31, 1997, GAP LP, GAP III and GAP-Brigham each owned of record 2,679,418 Shares, no Shares and 127,725 Shares, respectively, or 21.9%, 0% and 1%, respectively, of the issued and outstanding Shares. The general partner of GAP LP is GAP III. Stephen P. Reynolds is President of GAP III, and the general partner of GAP-Brigham. He is also a director of Brigham Exploration Company. By virtue of the fact that Stephen P. Reynolds, as President of GAP III and general partner of GAP-Brigham, is authorized and empowered to vote and dispose of the securities held by GAP LP and GAP-Brigham, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 1997, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,807,143 Shares or 22.9% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,807,143 Shares that may be deemed to be owned beneficially by each of them.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  See Item 4.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group

                  See Item 4.

CUSIP NO.   109178103                                          Page 7 of 8 pages
            ---------


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10.          Certification

                  Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.   109178103                                          Page 8 of 8 pages
            ---------

                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 5, 1998.

                                 GENERAL ATLANTIC PARTNERS III, L.P.

                                 By:   GAP III INVESTORS, INC.
                                       its General Partner


                                       By: /s/ Stephen P. Reynolds
                                          --------------------------------------
                                           Stephen P. Reynolds,
                                           President


                                 GAP III INVESTORS, INC.


                                 By: /s/ Stephen P. Reynolds
                                 --------------------------------------
                                 Stephen P. Reynolds,
                                 President


                                 GAP-BRIGHAM PARTNERS, L.P.


                                 By: /s/ Stephen P. Reynolds
                                 --------------------------------------
                                 Stephen P. Reynolds,
                                 President